Exhibit 99.1

NICE Announces Closing of inContact Acquisition

NICE & inContact to provide the market’s only integrated, analytics-driven contact center and WFO suite in the cloud

Paramus, New Jersey, November 14, 2016 – NICE (Nasdaq:NICE) announced that the acquisition of inContact (Nasdaq:SAAS) closed today. This game-changing deal brings together two market leaders in contact center applications and contact center cloud, offering the market’s first truly integrated contact center platform with an advanced analytics-driven workforce optimization (WFO) suite in the cloud.

The new offering will enable organizations to create the “Experience Center,” adapting interactions routing in real time according to employee and customer personas, and understanding customer intent across the omni-channel journey. Such an approach allows organizations to understand the timely needs of each individual customer, anticipate them, and then best respond to them by utilizing the best channel that optimizes both customer preferences, as well as the nature of the specific situation.

The deployment of a truly integrated suite of solutions in a cloud environment empowers those organizations to best understand their customers, and take the right action to connect them to the right resource at the right time through the right channel for the best, most efficient customer experience possible. Until now, companies have faced significant challenges in providing a truly integrated, suite-based, omni-channel customer experience. This is due to the investment in legacy infrastructure and the subsequent need to deploy disjointed applications. As companies invest in a cloud infrastructure, they now have a unique opportunity to drive a wholesale replacement of existing applications, and will eventually eliminate the legacy and enable adoption of integrated solutions.

The acquisition marks the first time that one vendor offers both contact center cloud infrastructure as well as the full range of WFO applications and analytics, providing a seamless integrated environment for all companies, regardless of size or industry.

“The successful completion of this acquisition is a major milestone for NICE, inContact, as well as the entire market,” said Barak Eilam, CEO of NICE. “This agreement is an important element of our strategic vision to provide the market a true end-to-end contact center cloud offering and positions our company as the clear leader in the Contact Center as a Service (CCaaS) industry. Organizations of all sizes can now transition their traditional contact centers to ‘Experience Centers.’”

“The inContact team and I are excited to join NICE. We recognize the unique opportunity that joining NICE presents for our customers, our market, and our company,” said Paul Jarman, CEO of inContact. “Coupling our technology, experience in the cloud and talented team with a market leader with such a strong position in terms of technology, deep industry expertise and customer base, will pay great dividends for both enterprises and SMBs that are looking to have the best tools available with maximum flexibility and value.”

Financial information:

In connection with the acquisition, notice is hereby given to holders of inContact’s 2.50% convertible senior notes due 2022 (the “Notes”), pursuant to the indenture governing the Notes (as supplemented, the “Indenture”), notifying holders that as a result of the completion of the acquisition and the termination of trading of inContact common stock on The NASDAQ Capital Market, a “Fundamental Change” and a “Make-Whole Fundamental Change,” each as defined in the Indenture, has occurred effective as of November 14, 2016.

About NICE

NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premise enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About inContact

inContact (Nasdaq:SAAS) is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact supports over 6 billion interactions per year for enterprise, midmarket, government organizations and business process outsourcers (BPOs) who operate in multiple divisions, locations and global regions. To learn more, visit www.inContact.com

Corporate Media Contact

Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors

Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.